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05036061

ES
ECOMMISSION
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VE 3-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veronis Suhler Stevenson LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 PARK AVENUE, 7TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH. D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN. R. SINATRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERONIS SUHLER STEVENSON LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

ANNA WENGLOWSKYJ
Notary Public, State of New York
No. 01WE4903821
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Aug. 24, 20 05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Managing Member
Veronis Suhler Stevenson LLC:

We have audited the accompanying statements of financial condition of Veronis Suhler Stevenson LLC (a subsidiary of Veronis Suhler Stevenson Partners LLC) (the Company) as of December 31, 2004 and 2003, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Veronis Suhler Stevenson LLC at December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 7, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

VERONIS SUHLER STEVENSON LLC
(A Subsidiary of Veronis Suhler Stevenson Partners LLC)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	2,113,795	2,134,552
Trade receivables		15,000	325,000
Other assets		724	2,172
Total assets	$	2,129,519	2,461,724
Liabilities and Member's Equity			
Liabilities:			
Due to affiliates	$	93,950	160,073
Deferred Income		60,417	106,248
Accounts payable and accrued expenses		789,851	587,302
Commissions payable		152,440	70,000
Total liabilities		1,096,658	923,623
Member's equity:			
Contributed capital		750,000	750,000
Retained earnings		282,861	788,101
Total member's equity		1,032,861	1,538,101
Total liabilities and member's equity	$	2,129,519	2,461,724

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Principles

(a) Organization

Veronis Suhler Stevenson LLC (the "Company" or "VSS LLC") is a registered broker-dealer under the Securities Exchange Act of 1934, and a wholly owned subsidiary of Veronis Suhler Stevenson Partners LLC ("VSSPTNS" or the "Parent Company"). The Company was formed in Delaware on May 10, 1999, was capitalized on June 2, 1999, and commenced operations on January 5, 2000. VSS LLC primarily engages in providing advisory services to various clients in the communications industry. The performance of the Company may be affected by economic developments within the communications industry.

VSS LLC was formed as a wholly owned subsidiary of Veronis, Suhler & Associates Inc. ("VS&A Inc.") and was previously named Veronis, Suhler & Associates LLC. In January 2002, VS&A Inc. contributed all of its assets and business, including its wholly owned subsidiaries, into Veronis Suhler Stevenson Partners LLC, a new subsidiary limited liability company of VS&A Inc. At the same time, the name of the Company was changed to Veronis Suhler Stevenson LLC. In 2004, VS&A Inc. formed VSS Holdings LLC and contributed its interest in VSSPTNS into Veronis Suhler Stevenson Holdings LLC.

(b) General

VSS LLC follows the accrual method of accounting.

(c) Cash and cash equivalents

VSS LLC considers cash and cash equivalents to be all highly liquid investments with maturities of three months or less when purchased.

(d) Use of Estimates

The Company's statements of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

VSS LLC is a member of a group of affiliated companies and is involved in extensive transactions with these companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Veronis Suhler Stevenson Partners LLC

The Parent Company provides office space, accounting, research, and certain other administrative services to VSS LLC. Through November 2003, pursuant to a service fee agreement, VSS LLC remitted to the

(Continued)

Parent Company a service fee equal to a percentage of the investment banking fees earned by VSS LLC. The service fee paid for a portion of the expenses of the Parent which included, but were not limited to rent, depreciation, insurance, travel, compensation and other related expenses. Effective December 1, 2003, VSS LLC implemented SEC Rules 17a-3(a)(1) and (a)(2), (the "Financial Responsibility Rules") regarding the treatment of broker/dealer expenses and liabilities. Accordingly, in December 2003, VSS LLC entered into an expense allocation agreement with VSSPTNS whereby VSS LLC pays and records its estimated share of allocable expenses on a monthly basis.

VS&A Communications Partners II, L.P. and VS&A Communications Partners III, L.P.

VS&A Communications Partners II, L.P. ("Partnership II") and VS&A Communications Partners III, L.P. ("Partnership III") (collectively, the "Partnerships") are Delaware limited partnerships formed pursuant to agreements dated as of November 10, 1994 and November 10, 1998, respectively. The objective of the Partnerships is to realize long-term appreciation of capital contributed by its partners through emphasis on investments in special situations in the communications industry. The Company has agreed to give the Partnerships the first opportunity to bid on properties which it deems appropriate for the Partnerships, and for which it has not committed to other clients under specific buying assignments.

(3) Income Taxes

VSS LLC is a single member LLC that is owned by a partnership parent company. As such, VSS LLC does not have to file a separate tax return and is not subject to Federal or state income taxes.

(4) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital, equal to 12.5% of aggregate indebtedness, as defined, during its first year of business, and 6.667% of aggregate indebtedness thereafter. As of December 31, 2004, the Company's net capital, required net capital, excess net capital and ratio of aggregate indebtedness to net capital, were $975,361, $73,114, and $902,247 and 1.12 to 1, respectively.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Managing Member
Veronis Suhler Stevenson Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Veronis Suhler Stevenson LLC (the Company) for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making quarterly securities examinations, counts, verifications, and comparisons.

(ii) Recordation of differences required by Rule 17a-3.

(iii) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2005